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                           American Tower Corporation
                        3411 Richmond Avenue, Suite 400
                           Houston, Texas 77046-3401
                                 (713) 693-0000

                                                                 June 9, 1997

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Edwin C. Jean

       Re:  withdrawal of registration statement

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the registration statement on Form S-1, File No. 333-22983 (the "Registration Statement"), of American Tower Corporation (the "Company"). The Company no longer intends to pursue the initial public offering of its common stock, the registration of which was contemplated by the Registration Statement due to adverse market conditions for initial bulk offerings.

        Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be placed in the file for the Registration Statement.

        Otherwise, please direct all inquiries to Mr. Jeff Cameron (of Vinson & Elkins L.L.P., counsel to the Company) at 713/758-3681 or me, at the number set forth above.

                                                Sincerely,

                                                /s/ MARTY L. JIMMERSON
                                                ---------------------------
                                                    Marty L. Jimmerson

c:  Keith Fullenweider